UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No.  2 )*

Rubicon Technology, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

78112T206

(CUSIP Number)

KENNETH R. SKARBECK

ALDEBARAN CAPITAL LLC

10293 N. Meridian St., Ste. 100

Carmel, IN  46290

(317) 818-7827

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 15, 2022

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240,13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  78112T206 SCHEDULE 13D

1.  NAME OF REPORTING PERSONS

    Aldebaran Capital, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)  [_]

                                                                (b)  [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

    WC, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

    PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 64,223
9...SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 64,223

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       64,223

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.6%

14.  TYPE OF REPORTING PERSON

    IA

CUSIP No.  78112T206 SCHEDULE 13D

1.  NAME OF REPORTING PERSONS

    Kenneth R. Skarbeck

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)  [_]

                                                                (b)  [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

    PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

    PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 64,223
9...SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 64,223

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       64,223

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.6%

14.  TYPE OF REPORTING PERSON

    IA, IN, HC

CUSIP No.   78112T206

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

The Shares held in the Aldebaran Capital Accounts were purchased in the open market and paid for using the personal funds of its advisory clients.  No borrowed funds were used to purchase the Shares.  The aggregate purchase price of the 64,223 Shares held in Aldebaran Capital Accounts is approximately $522,911, including brokerage commissions.  Included in the 64,223 Shares held in Aldebaran Capital Accounts are 1,243 Shares beneficially held in family accounts related to Kenneth R. Skarbeck.  The aggregate purchase price of the 1,243 Shares beneficially held in family accounts by Kenneth R. Skarbeck is $8,689 and were paid for using personal funds.

Item 4. Purpose of the Transaction

On July 1, 2022, Janel Corporation (the “Purchaser”) and Rubicon Technology, Inc. (“Rubicon”) entered into a Stock Purchase and Sale Agreement under which the Purchaser commenced a cash tender offer (the “Offer”) to purchase up to 45.0% of the issued and outstanding shares of Rubicon’s common stock, at a price per Share of $20.00.

Item 5.  Interest in Securities of the Issuer

Item 5 (a-c) is hereby amended and restated as follows:

(a)As of the date hereof, Aldebaran Capital, LLC, and Kenneth R. Skarbeck (the “Reporting Persons”) may be deemed to be the beneficial owner of 64,223 Shares which constitute 2.6% of the Issuer’s stock, based upon the 2,462,889 Shares outstanding as of August 3, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2022. Included in the 64,223 Shares held in Aldebaran Capital Accounts are 1,243 Shares beneficially held in family accounts related to Kenneth R. Skarbeck.

(c) On August 12, 2022, the aforementioned tender Offer expired with a total of 2,202,283 Rubicon Shares validly tendered, representing approximately 90.0% of the issued and outstanding Rubicon Shares. The final proration factor, as reported by the Depositary was 50.311427% of tendered Rubicon Shares.

The Reporting Persons tendered 129,253 Rubicon shares and received $20 per share for 65,030 Rubicon shares validly accepted in the Offer.

(e)As a result of the transactions reported in this Schedule 13D, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares and are longer subject to the reporting requirements of Rule 13d-1(a) of the Exchange Act.

CUSIP No.  78112T206

SIGNATURES

    After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 23,2022

Aldebaran Capital, LLC

By:/s/ Kenneth R. Skarbeck

Name: Kenneth R. Skarbeck

Title: President and Managing Member

/s/ Kenneth R. Skarbeck

Kenneth R. Skarbeck